KODIAK SCIENCES INC.

2631 Hanover Street

Palo Alto, California 94304

(650) 281-0850

November 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gregory Dundas

Re:	Kodiak Sciences Inc.
Registration Statement on Form S-3
File No. 333-234443

Acceleration Request

Requested Date:	Thursday, November 14, 2019
Requested Time:	9:30 a.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above referenced Registration Statement on Form S-3 to become effective on November 14, at 9:30 a.m., Eastern Time, or as soon as practicable thereafter.

Very truly yours,

Kodiak Sciences Inc.

By:	/s/ John Borgeson
Name:	John Borgeson
Title:	Senior Vice President and Chief Financial Officer

cc:	David Peinsipp, Cooley LLP
J. Carlton Fleming, Cooley LLP